

Mail Stop 6010

September 11, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. Joel S. Hatlen
Chief Financial Officer
6464 185th Ave NE, Suite 101
Redmond, Washington, 98052

  RE: Data I/O Corporation
    Form 10-K for the fiscal year ended December 31, 2006
    Filed April, 2, 2007
    Form 10-Q for the quarterly period ended June 30, 2007
    File No. 000-10394

Dear Mr. Hatlen:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Aggregate Contractual Obligations and Commitments, page 24

1.   Please revise future filings to include capital lease obligations in the contractual obligations table as of December 31, 2006 or tell us why you are not required to do so. Refer to Item 303 of Regulation S-K.

Consolidated Statements of Cash Flows, page 29

2.   We see that during each year presented equipment was transferred to cost of goods sold. Please tell us the nature of the equipment and the circumstances that resulted in the transfer to cost of goods sold. Please also explain your accounting for the transfer.

Note 1. Summary of Significant Accounting Policy, page 31

Revenue Recognition, page 33

3.   We see that your revenue recognition policies were changed in the third quarter of 2005 such that you began recognizing revenue for certain products at the time of shipment. You disclose that you changed the accounting after determining that the equipment had reached a point of maturity and stability such that product acceptance could be assured by testing at the factory prior to shipment and that the installation could be considered a separate element.   Please tell us the evidence that you considered in determining that product acceptance could be assured by testing at the factory. Tell us how you demonstrated that performance of the equipment, once installed and operated at the customer's facility, would not be different from that tested prior to shipment. We reference SAB Topic 13(A)(3)(b).

4.   As a related matter, we see that you consider the product and installation as separate units of accounting under EITF 00-21. In your response and in future filings, please clarify how objective and reliable standalone (not including installation) fair value of the product is derived considering that products such as the ProLine RR are unique in the marketplace.

5.   We reference your disclosure that reserves for sales returns are established based on historical return data and estimates for new items. In your response and in future filings, please disclose the terms of your sales return policy. Please address

how your accounting complies with SFAS 48, including how you can make a reasonable estimate of the amount of future returns for new items. In addition, please tell us and disclose any changes in estimates that resulted in a decrease to sales return allowances from 2004 to 2006 while sales were increasing during the same period.

New Accounting Pronouncements, page 35

6.   We see that you adopted SAB 108 during 2006 and recorded the correction of an error related to the accrual of audit fees as a cumulative effect adjustment at January 1, 2006. In future filings, please disclose when and how the error being corrected arose. Refer to Question 3 of SAB 108.

Note 12. Share-Based Compensation, page 40

7.   We see that volatility used in calculating the fair value of share-based awards significantly decreased from 1.03 in 2004 to .65 in 2006. Please tell us and revise future filings to disclose the change in estimates that resulted in this variation. Additionally, we see that volatility is based on historical volatility of the company's stock and includes consideration of implied volatility for comparable entities within your industry. Please tell us how your calculation of volatility complies with SAB Topic 14D(1).

Form 10-Q for the quarterly period ended June 30, 2007

Condensed Consolidated Financial Statements

Note 5 – Business Restructuring, page 7

8.   Please revise future filings to include a reconciliation of the beginning and ending business restructuring liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore, as required by paragraph 20 of SFAS 146.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or Kristin Lochhead at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief